Exhibit 99.4

FF304 Page 1 of 7 v 1.2.5 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: Resubmission Name of Issuer: Zhihu Inc. Date Submitted: 31 July 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 11) Yes Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 27 July 2023 298,285,018 1). Repurchase of shares (or other securities) but not cancelled Date of changes 03 July 2023 89,291 0.0282% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 05 July 2023 61,550 0.0194% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 06 July 2023 209,124 0.066% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 07 July 2023 91,800 0.029% %

FF304 Page 2 of 7 v 1.2.5 5). Repurchase of shares (or other securities) but not cancelled Date of changes 10 July 2023 93,500 0.0295% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 11 July 2023 91,700 0.0289% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 12 July 2023 89,800 0.0283% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 13 July 2023 86,500 0.0273% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 14 July 2023 88,500 0.0279% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 17 July 2023 88,850 0.028% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 18 July 2023 90,700 0.0286% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 19 July 2023 89,550 0.0283% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 20 July 2023 83,724 0.0264% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 21 July 2023 104,600 0.033% % 15). Repurchase of shares (or other securities) but not cancelled 94,100 0.0297% %

FF304 Page 3 of 7 v 1.2.5 Date of changes 24 July 2023 16). Repurchase of shares (or other securities) but not cancelled Date of changes 25 July 2023 89,650 0.0283% % 17). Repurchase of shares (or other securities) but not cancelled Date of changes 26 July 2023 76,235 0.0241% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 27 July 2023 90,300 0.0285% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 28 July 2023 87,251 0.0275% % 20). Repurchase of shares (or other securities) and cancelled Shares purchased on 26, 30 and 31 May 2023, and 1, 2, 5, 13, 14, 15, 16, 20, 21, 22, 26, 27, 28, 29 and 30 June 2023 and canceled on 28 July 2023 Date of changes 28 July 2023 -3,866,985 1.22% % 21). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 28 July 2023 228,028% % Closing balance as at (Note 8) 28 July 2023 294,646,061 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 11) No Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7)

FF304 Page 4 of 7 v 1.2.5 Opening balance as at (Note 2) 27 July 2023 18,691,465 1). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 28 July 2023 -228,028% % Closing balance as at (Note 8) 28 July 2023 18,463,437

FF304 Page 5 of 7 v 1.2.5 The above repurchases of American depository shares were conducted on the New York Stock Exchange in the U.S. time of the relevant dates of changes Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 6 of 7 v 1.2.5 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 7 of 7 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note) Yes Stock code (if listed) 02390 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 28 July 2023 87,251 On another stock exchange New York Stock Exchange USD 2.4 USD 2.35 USD 207,273 Total number of securities purchased 87,251 Total paid $ USD 207,273 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 2 June 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Henry Dachuan SHA (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)